Filed Pursuant to Rule 433

Registration No. 333-131723

Cisco launches $6.5 bln notes, up from $5.5 bln

Mon Feb 13, 2006 1:08 PM ET

NEW YORK, Feb 13 (Reuters) – Communications equipment maker Cisco Systems Inc. <CSCO.O> on Monday launched a $6.5 billion three-part sale of global notes, after increasing the deal from an originally planned $5.5 billion, said joint lead manager Citigroup Global Markets.

The debt sale will help fund Cisco’s purchase of Scientific-Atlanta Inc. <SFA.N>.

Cisco expects to sell three-year floating rates notes with a coupon rate about 10 basis points over the three-month London interbank offered rate. It also expects to sell five-year fixed-rate notes yielding about 0.70 to 0.72 percentage point more than Treasuries and 10-year fixed-rate notes yielding about 0.95 to 0.97 percentage point more than Treasuries. JP Morgan, Merrill Lynch and Morgan Stanley are also managing the sale.

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